SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 20)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

Platinum Energy Resources, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

727659104
(CUSIP Number)

Jeffrey A. Legault Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6721

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 727659104
11	NAME OF REPORTING PERSON Syd Ghermezian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,782,133
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 11,782,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,782,133
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 727659104
11	NAME OF REPORTING PERSON Pacific International Group Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 11,782,133
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER None
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 11,782,133
WITH	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,782,133
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 20 is filed by Pacific International Group Holdings LLC (“Pacific”) and Syd Ghermezian (collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on September 12, 2007 by Braesridge Energy LLC (“BEL”) and Barry Kostiner, and amended by Amendment No. 1 on October 18, 2007, Amendment No. 2 on October 24, 2007, Amendment No. 3 on October 26, 2007, Amendment No. 4 on October 30, 2007, Amendment No. 5 on November 27, 2007, Amendment No. 6 on November 30, 2007, Amendment No. 7 on December 6, 2007 and Amendment No. 8 on December 12, 2007, each filed by BEL and Mr. Kostiner; Amendment No. 9 on February 15, 2008 and Amendment No. 10 on March 5, 2008, each filed by BEL and Mr. Ghermezian; Amendment No. 11 on June 26, 2008 and Amendment No. 12 on November 24, 2008, each filed by BEL, Regent Venture V LLC (“Regent”) and Mr. Ghermezian; Amendment No. 13 on June 1, 2009, filed by Pacific, BEL, Regent and Mr. Ghermezian; and Amendment No. 14 on June 10, 2009, Amendment No. 15 on June 19, 2009, Amendment No. 16 on July 9, 2009, Amendment No. 17 on July 31, 2009, Amendment No. 18 on December 10, 2009 and Amendment No. 19 on January 27, 2010, each filed by Pacific and Mr. Ghermezian, with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Platinum Energy Resources, Inc., a Delaware corporation (the “Issuer”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Except as specifically provided herein, this Amendment No. 20 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

The Reporting Persons previously entered into the Joint Filing Agreement, a copy of which was filed as Exhibit 99.2 to Amendment No. 14 to the Statement, and which is incorporated herein by reference thereto.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Act.

ITEM 1.  SECURITY AND ISSUER

Response unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

Response unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented as follows:

On February 17, 2010, Pacific’s outside counsel was advised by the Issuer that the Issuer had been instructed in writing by Lance Duncan to issue 535,713 shares of Common Stock to Pacific (the “Instructions”).  Pacific’s outside counsel was also advised by the Issuer that the condition precedent to such issuance (the settlement of certain claims by Mr. Duncan against the Issuer) had been met, and that such issuance would occur in the next few days.  Mr. Duncan gave the Instructions to the Issuer in accordance with his obligations to Pacific under the Duncan Agreement, previously filed as Exhibit 99.4 to this Statement.  Under the Duncan Agreement, upon the issuance to Pacific of such shares of Common Stock, Pacific is required to pay to Mr. Duncan a purchase price of $0.50 per share, for an aggregate purchase price of $267,856.50.  As such, the Reporting Persons may be deemed to be the beneficial owners of such shares of Common Stock.

Pacific’s working capital will be the source of funds used for payment by Pacific to Duncan in the aforementioned acquisition of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

Response unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented as follows:

Pacific may be deemed to be the direct beneficial owner with sole voting and dispositive power of 11,782,133 shares of Common Stock, representing in the aggregate 52.1% of the outstanding Common Stock.

The ultimate economic interest in Pacific is held by certain members of the Ghermezian family through their direct or indirect ownership of various entities that own Pacific.  Mr. Ghermezian is the Manager of Pacific.  As such, Mr. Ghermezian may be deemed to be the indirect beneficial owner with shared voting and dispositive power of the shares of Common Stock that Pacific may be deemed to beneficially own directly.  Therefore, Mr. Ghermezian may be deemed to be the indirect beneficial owner with shared voting and dispositive power of 11,782,133 shares of Common Stock, representing in the aggregate 52.1% of the number of shares of Common Stock that will be issued and outstanding upon the issuance of the 535,713 shares of Common Stock to be issued pursuant to the Instructions.

The calculation of the foregoing percentages is made on the basis of there being (a) 22,070,762 shares of Common Stock outstanding as of November 11, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 plus (b) 535,713 authorized but currently unissued shares of Common Stock to be issued to Pacific by the Issuer pursuant to the Instructions, for an aggregate of 22,606,475 shares of Common Stock.

Pacific and Mr. Duncan agreed to the following purchase of Common Stock by Pacific pursuant to the Duncan Agreement, with conditions precedent to the closing of such purchase that were not within Pacific’s control.  On February 17, 2010, Pacific’s outside counsel was advised by the Issuer that all such conditions precedent had been met and the Issuer had been instructed by Mr. Duncan to issue the following shares of Common Stock to Pacific.  Under the Duncan Agreement, upon the issuance to Pacific of such shares of Common Stock, Pacific is required to pay to Mr. Duncan the following purchase price per share:

# Shares to be Purchased	Price Per Share
535,713	$0.50

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Response unchanged.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Response unchanged.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 19, 2010

/s/ Syd Ghermezian
Syd Ghermezian

PACIFIC INTERNATIONAL GROUP
HOLDINGS LLC
By:	/s/ Syd Ghermezian
Name: Syd Ghermezian
Title: Manager